Exhibit No. 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Armstrong World Industries, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-138034, 333-154765, and 333-177072) on Form S-8 of Armstrong World Industries, Inc. of our reports dated February 27, 2012, with respect to the consolidated balance sheets of Armstrong World Industries, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of earnings, equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Armstrong World Industries, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 27, 2012